FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2013 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2013 TOGETHER

WITH INDEPENDENT AUDITORS’

LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,663,659	1,879,430
Due from banks and correspondents	6,077,229	6,715,530

Argentine Central Bank (BCRA)	5,932,656	6,581,691
Other local	839	267
Foreign	143,734	133,572

	7,740,888	8,594,960

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,479,471	1,829,927
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	4,391,487	2,201,676
Investments in listed private securities (Exhibit A)	121	187
Less: Allowances (Exhibit J)	192	188

	5,871,051	4,031,766

C. LOANS:
To government sector (Exhibits B, C and D)	79,588	35,067
To financial sector (Exhibits B, C and D)	2,590,204	2,348,305

Interfinancial – (Call granted)	247,000	175,319
Other financing to local financial institutions	1,894,016	1,795,844
Interest and listed-price differences accrued and pending collection	449,188	377,142
To non financial private sector and residents abroad (Exhibits B, C and D)	30,066,339	25,632,160

Overdraft	6,633,490	5,097,179
Discounted instruments	4,613,774	4,240,993
Real estate mortgage	1,080,961	877,775
Collateral Loans	1,088,315	783,253
Consumer	5,661,742	4,772,722
Credit cards	5,974,677	4,729,243
Other	4,684,041	4,785,893
Interest and listed-price differences accrued and pending collection	429,463	418,515
Less: Interest documented together with main obligation	100,124	73,413
Less: Allowances (Exhibit J)	618,605	497,041

	32,117,526	27,518,491

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	547,581	537,997
Amounts receivable for spot and forward sales to be settled	2,746,724	931
Instruments to be received for spot and forward purchases to be settled	135,881	18
Unlisted corporate bonds (Exhibits B, C and D)	2,426	15,973
Non-deliverable forward transactions balances to be settled	6,316	9,424
Other receivables not covered by debtor classification regulations	—	404
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	154,789	121,266
Less: Allowances (Exhibit J)	900	950

	3,592,817	685,063

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,486,629	1,064,322
Interest accrued pending collection (Exhibits B, C and D)	20,381	14,557
Less: Allowances (Exhibit J)	18,115	12,400

	1,488,895	1,066,479

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	287,444	208,242
Other (Note 5.a.) (Exhibit E)	134,986	120,023

	422,430	328,265

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,386,129	1,072,722
Other interest accrued and pending collection	9,081	6,114
Less: Allowances (Exhibit J)	464,621	293,320

	930,589	785,516

H. PREMISES AND EQUIPMENT (Exhibit F):	624,951	619,441

I. OTHER ASSETS (Exhibit F):	519,723	26,294

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	117,834	117,193

	117,834	117,193

K. SUSPENSE ITEMS:	9,535	10,630

TOTAL ASSETS:	53,436,239	43,784,098

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	2,404,326	2,122,608
Financial sector	16,926	18,787
Non financial private sector and residents abroad	37,127,672	32,029,647

Checking accounts	9,409,549	8,806,002
Savings deposits	10,623,822	9,816,292
Time deposits	16,057,940	12,634,057
Investments accounts	5,422	6,929
Other	825,773	639,281
Interest and listed-price differences accrued payable	205,166	127,086

	39,548,924	34,171,042

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	84,003	51,936

Other	84,003	51,936
Banks and International Institutions	—	262,770
Unsubordinated corporate bonds (Exhibit I)	250,000	334,093
Amounts payable for spot and forward purchases to be settled	135,882	18
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,787,948	926
Financing received from Argentine financial institutions (Exhibit I)	14,975	750

Interfinancial – (Call granted)	14,600	—
Other financing from local financial institutions	350	750
Interest accrued payable	25	—
Non-deliverable forward transactions balances to be settled	29,128	702
Other (Note 5.c.) (Exhibit I)	2,108,078	1,881,133
Interest and listed-price differences accrued payable (Exhibit I)	10,326	10,943

	5,420,340	2,543,271

N. OTHER LIABILITIES:
Other (Note 5.d.)	1,522,957	1,360,425

	1,522,957	1,360,425

O. ALLOWANCES (Exhibit J):	621,467	557,417

P. SUSPENSE ITEMS:	30,302	20,007

TOTAL LIABILITIES:	47,143,990	38,652,162

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	6,292,249	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	53,436,239	43,784,098

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
DEBIT ACCOUNTS
Contingent
– Borrowings (unused balances)	12,705	43,950
– Guaranties received	8,834,842	6,007,360
– Contra contingent debit accounts	1,132,510	896,169

	9,980,057	6,947,479

Control
– Receivables classified as irrecoverable	428,085	362,814
– Other (Note 5.e.)	86,680,979	65,918,830
– Contra control debit accounts	1,315,448	1,639,047

	88,424,512	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	3,394,241	3,452,819
– Interest rate SWAP	1,507,954	1,111,157
– Contra derivatives debit accounts	2,425,796	2,865,678

	7,327,991	7,429,654

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	105,739,142	82,304,409

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	456,082	322,959
– Guaranties provided to the BCRA	149,339	131,094
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	254,868	188,521
– Other guaranties given non covered by debtor classification regulations	162,298	177,080
– Other covered by debtor classification regulations (Exhibits B, C and D)	109,923	76,515
– Contra contingent credit accounts	8,847,547	6,051,310

	9,980,057	6,947,479

Control
– Items to be credited	1,210,489	1,404,173
– Other	104,959	234,874
– Contra control credit accounts	87,109,064	66,281,644

	88,424,512	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	2,425,796	2,865,678
– Contra derivatives credit accounts	4,902,195	4,563,976

	7,327,991	7,429,654

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	105,739,142	82,304,409

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
A. FINANCIAL INCOME
Interest on cash and due from banks	54	—
Interest on loans to the financial sector	359,988	300,481
Interest on overdraft	882,203	500,115
Interest on discounted instruments	537,418	383,976
Interest on real estate mortgage	115,432	87,228
Interest on collateral loans	164,802	104,557
Interest on credit card loans	674,299	447,967
Interest on other loans	1,556,380	1,163,644
Interest on other receivables from financial transactions	29,425	26,909
Interest on financial leases	159,149	111,701
Income from secured loans—Decree 1387/01	6,553	4,419
Net income from government and private securities	316,692	506,591
Net income from options	—	255
Indexation by benchmark stabilization coefficient (CER)	100,130	94,931
Gold and foreign currency exchange difference	270,055	143,966
Other	261,566	194,669

	5,434,146	4,071,409

B. FINANCIAL EXPENSE
Interest on savings deposits	10,536	8,129
Interest on time deposits	1,605,065	1,103,564
Interest on interfinancial financing (call received)	3,479	1,864
Interest on other liabilities from financial transactions	39,182	59,653
Other interest	4,877	4,647
Indexation by CER	79	123
Contribution to the deposit guarantee fund	45,731	38,884
Other	334,168	191,528

	2,043,117	1,408,392

GROSS INTERMEDIATION MARGIN—GAIN	3,391,029	2,663,017

C. ALLOWANCES FOR LOAN LOSSES	297,284	146,173

D. SERVICE CHARGE INCOME
Related to lending transactions	798,811	540,449
Related to liability transactions	827,347	663,487
Other commissions	72,676	65,202
Other (Note 5.f.)	543,709	381,287

	2,242,543	1,650,425

E. SERVICE CHARGE EXPENSE
Commissions	417,679	302,493
Other (Note 5.g.)	216,872	143,954

	634,551	446,447

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,617,331	1,250,899
Fees to Bank Directors and Supervisory Committee	2,825	1,812
Other professional fees	33,560	23,838
Advertising and publicity	134,913	102,959
Taxes	240,221	163,023
Fixed assets depreciation	72,801	61,247
Organizational expenses amortization	35,795	28,878
Other operating expenses	407,498	302,092
Other	311,267	218,811

	2,856,211	2,153,559

NET GAIN FROM FINANCIAL TRANSACTIONS	1,845,526	1,567,263

G. OTHER INCOME
Income from long-term investments	125,555	94,553
Punitive interests	9,852	5,986
Loans recovered and reversals of allowances	68,653	48,830
Other (Note 5.h.)	245,179	218,880

	449,239	368,249

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	19	27
Charge for uncollectibility of other receivables and other allowances	280,605	257,648
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	20,970 229	12,004 300
Other	43,329	44,788

	345,152	314,767

NET GAIN BEFORE INCOME TAX	1,949,613	1,620,745

I. INCOME TAX (Note 4.1)	789,300	632,000

NET INCOME FOR THE PERIOD	1,160,313	988,745

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

2013								2012
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936	3,868,257
2. Stockholders´ Meeting held on April 9, 2013
- Legal reserve	—	—	—	252,736	—	(252,736)	—	—
- Voluntary reserve for future distributions of income	—	—	—	—	1,010,943	(1,010,943)	—	—
3. Net income for the period	—	—	—	—	—	1,160,313	1,160,313	988,745

4. Balance at the end of the period	536,878	182,511	312,979	1,495,872	2,603,696	1,160,313	6,292,249	4,857,002

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	9,120,988 (1)	6,667,627 (1)
Cash and cash equivalents at the end of the period	8,490,691 (1)	6,811,502 (1)

Net (decrease) / increase in cash and cash equivalents	(630,297)	143,875

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(1,375,889)	846,185
- Loans	268,727	875,569

to financial sector	(92,782)	(103,509)
to non-financial public sector	(40,059)	16,458
to non-financial private sector and residents abroad	401,568	962,620
- Other receivables from financial transactions	7,445	(5,123)
- Receivables from financial leases	(422,416)	(35,528)
- Deposits	3,373,581	474,594

to financial sector	(1,861)	(19,551)
to non-financial public sector	280,454	268,225
to non-financial private sector and residents abroad	3,094,988	225,920
- Other liabilities from financial transactions	310,192	(390,387)

Financing from financial or interfinancial sector (call received)	14,600	(103,550)
Others (except liabilities included in Financing Activities)	295,592	(286,837)
Collections related to service charge income	2,238,425	1,644,899
Payments related to service charge expense	(633,542)	(445,816)
Administrative expenses paid	.(2,701,034)	(2,069,382)
Organizational and development expenses paid	(34,562)	(24,920)
Net collections from punitive interest	9,833	5,959
Differences from judicial resolutions paid	(20,970)	(12,004)
Collections of dividends from other companies	33,654	13,259
Other collections related to other income and expenses	261,325	210,284

Net cash flows provided by operating activities	1,314,769	1,087,589

Investment activities
Net payments from premises and equipment	(78,068)	(59,808)
Net (payments)/collections from other assets	(493,901)	481
Collections from sales of ownership interests in other companies	—	15,174
Other payments from investment activities	(322,321)	(182,160)

Net cash flows used in investment activities	(894,290)	(226,313)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	(84,093)	148,900
- Argentine Central Bank	31,841	21,439

Other	31,841	21,439
- Banks and international agencies	(262,770)	(144,108)
- Financing received from local financial institutions	(400)	(351)
Other payments related to financing activities	(735,408)	(743,281)

Net cash flows used in financing activities	(1,050,830)	(717,401)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—

Net (decrease) / increase in cash and cash equivalents	(630,297)	143,875

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 244-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of September 30, 2013.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement		Amount	Total
Capital Stock as of December 31, 2008:					471,361
03-27-2009	10-05-2009		(1)	65,000	536,361
03-30-2011	09-14-2011		(2)	517	536,878	(3)
03-26-2012			(4)	50,410
03-26-2012			(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.3).

1.3	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. As of the date of issuance of these financial statements, the registration with the RPC is pending.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. On September 2, 2013, this company was de-registered from the Supervisory Board of Companies (IGJ).

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2012, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2012.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2013 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2013 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2013 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2013 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2013 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2013 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2013 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by BCRA at fair value: as of September 30, 2013, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2013 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2013 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2013 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2013 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,399,481 and 1,378,511, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of September 30, 2013 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of September 30, 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2013 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•	As of September 30, 2013 and the end of the previous fiscal year, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of September 30, 2013 and 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	09-30-2013	09-30-2012
Net income for the period	1,160,313	988,745
Earning per share for the nine-month period – (stated in pesos)	2.16	1.84

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 421,400 and 256,900 as of September 30, 2013 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2013 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the professional accounting standards currently in force, the stockholders’ equity would have increased in 16,737 and 8,940, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2013 and 2012 would have been 7,797 (income) and 22,878 (income), respectively.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2013 and 2012, the Bank recorded 789,300 and 632,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of September 30, 2013 and the end of the previous fiscal year, the Bank has booked 390,357 and 408,136, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2013 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 421,400 and 256,900, respectively. Such amounts are made up as follows:

	09-30-2013	12-31-2012
Deferred tax assets	543,700	453,500
Deferred tax liabilities	(122,300)	(196,600)

Net deferred assets	421,400	256,900
Allowance	(421,400)	(256,900)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2013	12-31-2012
a) INVESTMENTS IN OTHER COMPANIES
In controlled companies -supplementary activities	89,000	82,921
In other non-controlled companies- unlisted	26,708	20,045
In non-controlled companies-supplementary activities	19,278	17,057

Total	134,986	120,023

	09-30-2013	12-31-2012
b) OTHER RECEIVABLES
Tax prepayments (1)	436,127	271,226
Guarantee deposits	350,427	290,105
Miscellaneous receivables	225,958	155,070
Loans to personnel	189,294	188,260
Prepayments	180,669	163,937
Other	3,654	4,124

Total	1,386,129	1,072,722

(1)	As of September 30, 2013 and the end of the previous fiscal year, it includes the deferred tax asset for 421,400 and 256,900, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Accounts payable for consumption	884,485	757,046
Other withholdings and collections at source	367,661	418,158
Collections and other operations for the account of third parties	348,399	258,616
Money orders payable	285,337	197,243
Pending Banelco debit transactions	80,815	105,288
Social security payment orders pending settlement	71,494	7,547
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	51,745	46,520
Loans received from Interamerican Development Bank (IDB)	3,930	8,204
Other	14,212	82,511

Total	2,108,078	1,881,133

d) OTHER LIABILITIES
Accrued taxes	540,643	517,121
Miscellaneous payables	511,671	467,344
Accrued salaries and payroll taxes	348,435	301,854
Amounts collected in advance	121,310	73,173
Other	898	933

Total	1,522,957	1,360,425

e) MEMORANDUM ACCOUNTS—DEBIT—CONTROL
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	57,430,534	41,951,890
Items in safekeeping	24,098,010	20,087,305
Checks not yet credited	2,960,281	2,756,890
Collections items	662,228	495,183
Checks drawn on the Bank pending clearing	630,814	515,628
Cash in custody on behalf of the BCRA	120,463	—
Other	778,649	111,934

Total	86,680,979	65,918,830

	09-30-2013	09-30-2012
f) SERVICE CHARGE INCOME
Commissions for hiring of insurances	246,003	181,750
Commissions for loans and guaranties	97,807	57,274
Rental of safe-deposit boxes	82,271	70,701
Commissions for transportations of values	15,262	12,486
Commissions for escrow	14,608	7,770
Commissions for capital market transactions	10,746	3,553
Commissions for salary payment	6,944	7,144
Commissions for trust management	922	968
Other	69,146	39,641

Total	543,709	381,287

g) SERVICE CHARGE EXPENSE
Turn-over tax	162,188	102,315
Insurance paid on lease transactions	40,387	25,644
Other	14,297	15,995

Total	216,872	143,954

h) OTHER INCOME
Deferred income tax (1)	164,500	122,500
Interest on loans to personnel	21,184	19,657
Related parties expenses recovery	17,037	12,911
Income from the Credit Card Guarantee Fund	13,894	11,953
Rent	1,719	1,656
Gain from the sale of premises and equipment and other assets	206	43,272
Other	26,639	6,931

Total	245,179	218,880

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2013 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 149,327 in peso-denominated fixed rate Argentine Central Bank Bills and 131,081 in bonds issued by the Argentine Government maturing in 2014, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 7,438 in peso-denominated fixed rate Argentine Central Bank Bills and 37,122 in bonds issued by the Argentine Government maturing in 2014, respectively, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 154,798 and 139,895, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 724,098 and 652,822, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2013 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2013	2012	2013	2012	2013	2012
BBVA	58,169	38,153	46,799	27,174	32,777	103,742
BBVA Francés Valores Sociedad de Bolsa S.A	46	—	3,311	2,066	10,517	5,355
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	—	1	1,565	416	53,500	61,582
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	235	234	28,284	27,987	32,190	25,293
BBVA Consolidar Seguros S.A.	16,815	14,380	4,000	25,898	—	—
PSA Finance Argentina Cía. Financiera S.A.	986,788	899,724	1,260	7,860	349,212	272,500
Rombo Cía. Financiera S.A.	883,867	735,300	6,424	1,623	470,800	330,725

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.2394% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of September 30, 2013 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,405 and 2,409, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 and 4,176 as of September 30, 2013 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 18 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 93,987 and 105,824 as of September 30, 2013 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $ 250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the grant of personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of $ 300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount that cannot exceed $ 500,000,000, for a term of 18 and 36 months, respectively. After its suspension on September 12, 2013, the subscription period was re-opened on November 1, 2013. The date of issuance is scheduled for November 8, 2013.

As of September 30, 2013 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 259,156 (in connection with Class 4 of the Corporate Bonds) and 341,395 (in connection with Class 1 and 2 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2013:

a)	Interest rate swaps for 1,398,622 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 2 years for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 17,569 as income for the period.

The estimated fair value of said instruments amounts to 20,057 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 1,463,622.

b)	Interest rate swap for 44,332 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate SWAP” for 44,332.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,394,241 and 2,425,796, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 155,969 as income for the period.

d)	Forward sales due to BCRA Bills and Notes repurchase agreements for 2,351,723 and due to Government securities for 189,431, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 40,770 as income for the period.

e)	The Bank does not carry any balances associated to reverse repos in force at September 30, 2013. However, the transactions conducted at September 30, 2013 have yielded a 1,379 loss at the end of the period.

II.	Transactions as of December 31, 2012:

a)	Interest rate swaps for 1,062,151 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 18,845 as income for the fiscal year.

The estimated fair value of said instruments amounts to 11,654 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 1,062,151.

b)	Interest rate swap for 49,006 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate SWAP” for 49,006.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,452,819 and 2,865,678, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 58,806 as income for the fiscal year.

d)	The Bank does not carry balances from transactions involving options outstanding as of December 31, 2012. However, the transactions conducted as of December 31, 2012 have generated the amount of 255 as income for the fiscal year.

e)	The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2013 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum requested by the regulator.

13.2	Investment Funds custodian

As of September 30, 2013 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,361,236 and 1,461,374, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts— Debit Accounts -Control—Other”.

The Investment Funds´ equities are as follows:

EQUITIES AS OF

INVESTMENT FUND	09-30-2013	12-31-2012
FBA Acciones Globales	41,602	53,791
FBA Total	23,645	19,087
FBA Renta	17,632	19,944
FBA Renta Pesos	1,241,429	1,497,666
FBA Renta Dólares (**)	5,338	6,205
FBA Bonos Latinoamericanos	29,706	18,505
FBA Calificado	115,948	83,006
FBA Internacional	5,796	947
FBA Ahorro Dólares (**)	12,762	14,745
FBA Renta Fija (**)	13,058	20,456
FBA Ahorro Pesos	439,944	444,287
FBA Renta Premium (**)	8,231	10,805
FBA Europa (*)	—	6,732
FBA Horizonte	39,241	31,008
FBA EEUU (*)	—	19,801
FBA Renta Corto Plazo (**)	282	471
FBA Acciones Latinoamericanas	42,824	24,116
FBA Bonos Argentina	5,083	7,648
FBA Brasil (*)	—	25,131
FBA México	—	92
FBA Commodities	—	66
FBA Acciones Argentinas	446	265
FBA Bonos Globales	111	88

Total	2,043,078	2,304,862

(*)	On March 27, 2013 and April 29, 2103, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of these Investment Funds pursuant to CNV Resolution No. 617/13. As of the date of issuance of these financial statements, the Managing Company had paid off all the amounts due to the holders of shares in these funds.
(**)	On August 30, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of these investment funds.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2013:

COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	218,454
BCRA Checking Account	2,250,000
Special social security accounts	64,445
Franchises	91,235

TOTAL	2,624,134

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)
Special Guarantee Accounts	23,487
BCRA Checking Account	3,565,963

TOTAL	3,589,450

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	51,356

TOTAL	51,356

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-13	12-31-12	09-30-12	12-31-11
a) Cash and due from banks	7,739,996	8,594,068	6,411,582	6,344,061
b) Government securities	247,005	100,301	66,171	77,873
c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	503,690	426,619	333,749	245,693

CASH AND CASH EQUIVALENTS	8,490,691	9,120,988	6,811,502	6,667,627

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 09-30-2013	Book balance as of 12-31-2012	Position without options	Final position
GOVERNMENT SECURITIES
Government securities at fair value
Local
In pesos
Secured Bonds due 2020	2423		928,000		928,000	928,000
Secured Bonds due 2018	2405		129,486		115,036	115,036
Federal Government Bonds in Pesos Badlar + 275 pb due 2014	5439		123,820		—	—
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		44,370		44,370	44,370
Federal Government Bonds in Pesos Badlar + 300 pb due 2015	5433		43,500		1,044	1,044
Consolidation Bonds – sixth series	2420		11,563		11,563	11,563
Other			4,258		4,220	4,220

Subtotal in pesos			1,284,997	1,829,927	1,104,233	1,104,233

In foreign currency
Federal Government Bonds in US Dollars 7% 2017	5436		159,128		151,467	151,467
Par Securities denominated in US Dollars and governed by Argentine Law	45699		35,346		35,346	35,346

Subtotal in foreign currency			194,474	—	186,813	186,813

Subtotal Government securities at fair value			1,479,471	1,829,927	1,291,046	1,291,046

Government securities at amortized cost
Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 09-30-2013	Book balance as of 12-31-2012	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 10-09-13	46305		333,397		333,397	333,397
Other			620		620	620

Subtotal at fair value			334,017	15,614	334,017	334,017

Repurchase transactions
Argentine Central Bank Internal Bills due 01-28-15	46291		1,125,872		—	—
Argentine Central Bank Internal Bills due 10-30-13	46216		1,000,648		—	—
Argentine Central Bank Internal Bills due 12-04-13	46528		131,488		—	—
Argentine Central Bank Internal Bills due 10-16-13	46273		29,811		—	—
Other			25,620		—	—

Subtotal repurchase transactions			2,313,439	—	—	—

At amortized cost
Argentine Central Bank Internal Bills due 12-04-13	46528		383,097		383,097	383,097
Argentine Central Bank Internal Bills due 11-27-13	46258		322,593		322,593	322,593
Argentine Central Bank Internal Bills due 01-29-14	46529		189,854		189,854	189,854
Argentine Central Bank Internal Bills due 03-05-14	46235		140,259		140,259	140,259
Argentine Central Bank Internal Bills due 03-26-14	46539		138,931		138,931	138,931
Argentine Central Bank Internal Bills due 04-30-14	46246		136,708		136,708	136,708
Argentine Central Bank Internal Bills due 02-05-14	46532		123,089		123,089	123,089
Argentine Central Bank Internal Bills due 12-11-13	46271		116,801		116,801	116,801
Argentine Central Bank Internal Bills due 01-22-14	46294		62,023		62,023	62,023
Argentine Central Bank Internal Bills due 11-20-13	46248		53,174		53,174	53,174
Other			39,218		50,106	50,106

Subtotal at amortized cost			1,705,747	2,186,062	1,716,635	1,716,635

BCRA Notes
Repurchase transactions
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 04-23-14	46184		38,284		—	—

Subtotal repurchase transactions			38,284	—	—	—

Subtotal instruments issued by the BCRA			4,391,487	2,201,676	2,050,652	2,050,652

TOTAL GOVERNMENT SECURITIES			5,871,122	4,031,767	3,341,862	3,341,862

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2013	Book balance as of 12-31-2012	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Petrobrás Energía Corporate Bonds	40668		36		36	36

Subtotal in foreign currency			36	119	36	36

Subtotal Other debt instruments			36	119	36	36

Other Equity instruments
Local
In pesos
Other			5		—	—

Subtotal in pesos			5	—	—	—

From abroad
In foreign currency
Silicon Graphics Inc.	6003		52		52	52
Other			28		28	28

Subtotal in foreign currency			80	68	80	80

Subtotal Equity instruments			85	68	80	80

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			121	187	116	116

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,871,243	4,031,954	3,341,978	3,341,978

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
COMMERCIAL PORTFOLIO
Normal performance	19,822,383	17,118,627

Preferred collaterals and counter guaranties “A”	755,299	493,035
Preferred collaterals and counter guaranties “B”	560,251	355,321
Without senior security or counter guaranties	18,506,833	16,270,271
With special follow-up	7,763	9,700

Under observation
Without senior security or counter guaranties	7,763	9,700
With high risk of uncollectibility	22,454	13,814

Preferred collaterals and counter guaranties “B”	—	525
Without senior security or counter guaranties	22,454	13,289
Uncollectible	8,916	3,234

Without senior security or counter guaranties	8,916	3,234

Total	19,861,516	17,145,375

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
CONSUMER AND HOUSING PORTFOLIO
Normal performance	15,017,780	12,402,711

Preferred collaterals and counter guaranties “A”	24,870	17,663
Preferred collaterals and counter guaranties “B”	1,488,947	1,301,807
Without senior security or counter guaranties	13,503,963	11,083,241
Low risk	149,892	126,751

Preferred collaterals and counter guaranties “A”	—	273
Preferred collaterals and counter guaranties “B”	21,470	20,947
Without senior security or counter guaranties	128,422	105,531
Medium risk	108,076	85,765

Preferred collaterals and counter guaranties “B”	6,391	5,575
Without senior security or counter guaranties	101,685	80,190
High risk	66,907	49,172

Preferred collaterals and counter guaranties “B”	14,729	11,616
Without senior security or counter guaranties	52,178	37,556
Uncollectible	16,957	9,759

Preferred collaterals and counter guaranties “B”	9,332	2,888
Without senior security or counter guaranties	7,625	6,871
Uncollectible, classified as such under regulatory requirements	101	112

Preferred collaterals and counter guaranties “B”	2	—
Without senior security or counter guaranties	99	112

Total	15,359,713	12,674,270

General Total (1)	35,221,229	29,819,645

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts—Credit—Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,163,371	11.82%	4,220,748	14.15%
50 next largest clients	5,973,024	16.96%	5,201,932	17.44%
100 following clients	3,503,029	9.95%	2,887,288	9.68%
Remaining clients	21,581,805	61.27%	17,509,677	58.73%

Total (1)	35,221,229	100.00%	29,819,645	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	15,363	—	—	5,555	11,110	47,560	79,588
Financial sector	—	771,054	237,648	309,678	544,962	613,895	113,999	2,591,236
Non financial private sector and residents abroad	78,827	13,151,685	3,189,862	3,817,968	3,525,139	3,598,489	5,188,435	32,550,405

TOTAL	78,827	13,938,102	3,427,510	4,127,646	4,075,656	4,223,494	5,349,994	35,221,229	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish – See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares			Amount				Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2013	12-31-2012	Main business	Period /Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousands of pesos
33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,396	16,840	15,328	Stockholder	09-30-2013	6,390	17,362	1,559
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	7,326	8,973	Pensions fund manager	09-30-2013	65,739	13,594	(702)
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	149,431	109,736	Financial institution	09-30-2013	52,178	298,862	79,390
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	64,834	58,620	Investment Fund Manager	09-30-2013	243	68,246	6,541

		Subtotal controlled				238,431	192,657

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	136,555	97,268	Financial Institution	09-30-2013	60,000	341,389	98,218
30598910045	Visa Argentina S.A.	Common	1$	1	1,630,496	6,667	6,667	Services to companies	05-31-2013	15,000	265,120	203,787
30604796357	Banelco S.A.	Common	1$	1	2,574,907	8,783	7,179	Information services	06-30-2013	23,599	74,919	12,288
30690783521	Interbanking S.A.	Common	1$	1	149,556	3,571	2,931	Services	12-31-2012	1,346	116,312	89,931
	Other					257	280
	Foreign
30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	33$	1	20,221	1,458	1,238	Banking institution	12-31-2012	1,376,746	4,064,026	457,466

		Subtotal noncontrolled				157,291	115,563

		Total in financial institutions, supplementary and authorized				395,722	308,220

	IN OTHER COMPANIES
	Non controlled
	Local
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	26,635	19,983	Insurance	09-30-2013	10,651	217,966	23,371
	Foreign
	Other					73	62

		Subtotal non controlled				26,708	20,045

		Total in other companies				26,708	20,045

		Total investments in other companies				422,430	328,265

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2013	Net book value at 12-31-2012
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	372,262	532	1,359	—	50	16,792	357,361	372,262
Furniture and Facilities	160,032	39,228	(1,367)	90	10	17,214	180,589	160,032
Machinery and Equipment	84,864	36,126	1,980	1,861	5	38,089	83,020	84,864
Automobiles	2,283	2,405	(1)	—	5	706	3,981	2,283

Total	619,441	78,291	1,971	1,951		72,801	624,951	619,441

OTHER ASSETS
Construction in progress	—	61,520	(1,569)	1,969	—	—	57,982	—
Advances to suppliers of goods	4,356	436,002	—	3,068	—	—	437,290	4,356
Works of Art	992	—	—	—	—	—	992	992
Leased assets	2,342	—	—	—	50	36	2,306	2,342
Property taken as security for loans	1,912	1,281	1	321	50	51	2,822	1,912
Stationery and office supplies	8,244	25,320	—	23,809	—	—	9,755	8,244
Other	8,448	673	(403)	—	50	142	8,576	8,448

Total	26,294	524,796	(1,971)	29,167		229	519,723	26,294

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2013 AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 09-30-2013	Net book value at 12-31-2012
Organization and development expenses (1)	117,193	36,436	1 & 5	35,795	117,834	117,193
Organization and development non-deductible expenses	—	20,970	—	20,970	—	—

Total	117,193	57,406		56,765	117,834	117,193

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	09-30-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,106,771	10.38%	3,870,418	11.33%
50 next largest clients	4,255,316	10.76%	3,195,171	9.35%
100 following clients	2,676,433	6.77%	2,148,515	6.29%
Remaining clients	28,510,404	72.09%	24,956,938	73.03%

TOTAL	39,548,924	100.00%	34,171,042	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	35,848,579	2,962,411	628,067	109,292	575	—	39,548,924

Other liabilities from financial transactions
Argentine Central Bank	84,003	—	—	—	—	—	84,003
Unsubordinated corporate bonds	9,156	—	—	—	250,000	—	259,156
Financing received from Argentine financial institutions	16,145	—	—	—	—	—	16,145
Other	2,099,372	811	1,527	2,023	2,335	2,010	2,108,078

Total	2,208,676	811	1,527	2,023	252,335	2,010	2,467,382

TOTAL	38,057,255	2,963,222	629,594	111,315	252,910	2,010	42,016,306

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2013 AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (5)		Decreases		Book value
Description				Reversals	Applications	09-30-2013	12-31-2012
DEDUCTED FROM ASSETS
Government securities
— For impairment value	188	4	(4)	—	—	192	188
Loans
— Allowance for doubtful loans	497,041	301,582	(1)	—	180,018	618,605	497,041
Other receivables from financial transactions
— Allowance for doubtful receivables and impairment	950	—	(1)	50	—	900	950
Receivables from financial leases
— Allowance for doubtful receivables and impairment	12,400	6,836	(1)	—	1,121	18,115	12,400
Other receivables
— Allowance for doubtful receivables (2)	293,320	171,437		59	77	464,621	293,320

Total	803,899	479,859		109	181,216	1,102,433	803,899

LIABILITIES-ALLOWANCES
— Contingents commitments (1)	480	226		3	—	703	480
— Other contingencies	556,937	103,207	(3)	6,099	33,281	620,764	556,937

Total	557,417	103,433		6,102	33,281	621,467	557,417

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

— Government Securities	4
— Loans	4,298
— Other receivables	1,101

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
Class			Outstanding	In portfolio
Common	536,877,850	1	536,833	—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Accounts	09-30-2013							12-31-2012
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS
Cash and due from banks	4,061,659	155,468	3,892,685	2,050	494	1,027	9,935	2,010,639
Government and private securities	194,590	—	194,590	—	—	—	—	187
Loans	1,493,484	453	1,493,031	—	—	—	—	2,510,234
Other receivables from financial transactions	145,547	53	145,494	—	—	—	—	22,827
Receivables from financial leases	313	—	313	—	—	—	—	389
Investments in other companies	1,531	—	1,531	—	—	—	—	1,300
Other receivables	235,023	5,314	229,709	—	—	—	—	244,654
Suspense items	1,463	—	1,463	—	—	—	—	634

TOTAL	6,133,610	161,288	5,958,816	2,050	494	1,027	9,935	4,790,864

LIABILITIES
Deposits	3,469,482	57,570	3,411,912	—	—	—	—	3,514,335
Other liabilities from financial transactions	851,474	89,354	759,569	543	115	315	1,578	686,905
Other liabilities	21,274	588	20,686	—	—	—	—	67,643
Suspense items	859	—	859	—	—	—	—	869

TOTAL	4,343,089	147,512	4,193,026	543	115	315	1,578	4,269,752

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	1,289,744	84,307	1,205,437	—	—	—	—	1,014,040
Control	29,866,709	141,732	29,724,183	—	195	—	599	15,796,995

TOTAL	31,156,453	226,039	30,929,620	—	195	—	599	16,811,035

Credit accounts (except contra credit accounts)
Contingent	307,883	25,621	268,088	—	—	14,174	—	217,488
Control	29,311	796	28,515	—	—	—	—	189,468

TOTAL	337,194	26,417	296,603	—	—	14,174	—	406,956

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2013	12-31-2012
1. Loans	1,874,273	—	—	—	—	—	—	—	1,874,273	1,646,770
- Overdraft	113	—	—	—	—	—	—	—	113	5,177
Without senior security or counter guaranty	113	—	—	—	—	—	—	—	113	5,177
- Real Estate Mortgage and Collateral Loans	2,404	—	—	—	—	—	—	—	2,404	954
Other collaterals and counter guaranty “B”	2,404	—	—	—	—	—	—	—	2,404	954
- Consumer	3,621	—	—	—	—	—	—	—	3,621	1,268
Without senior security or counter guaranty	3,621	—	—	—	—	—	—	—	3,621	1,268
- Credit Cards	2,745	—	—	—	—	—	—	—	2,745	1,879
Without senior security or counter guaranty	2,745	—	—	—	—	—	—	—	2,745	1,879
- Other	1,865,390	—	—	—	—	—	—	—	1,865,390	1,637,492
Without senior security or counter guaranty	1,865,390	—	—	—	—	—	—	—	1,865,390	1,637,492
2. Other receivables from financial transactions	25,067	—	—	—	—	—	—	—	25,067	22,356
3. Receivables from financial leases and other	171	—	—	—	—	—	—	—	171	86
4. Contingent commitments	88,098	—	—	—	—	—	—	—	88,098	91,702
5. Investments in other companies and private securities	403,350	—	—	—	—	—	—	—	403,350	310,028

Total	2,390,959	—	—	—	—	—	—	—	2,390,959	2,070,942

Total Allowances	18,644	—	—	—	—	—	—	—	18,644	16,652

(1)	Maximum amount granted to related clients during September 2013 and December 2012, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	20	12	46	1,463,622
Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non-financial sector	122	73	13	44,332
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	5	2	1	5,383,422
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	7	5	1	436,615
Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	2,351,723
Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	189,431

TOTAL								9,869,145

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

ASSETS:	09-30-2013	12-31-2012
A. CASH AND DUE FROM BANKS:
Cash	1,663,666	1,879,436
Due from banks and correspondents	6,105,503	6,735,453

Argentine Central Bank (BCRA)	5,956,734	6,597,330
Other local	863	746
Foreign	147,906	137,377

	7,769,169	8,614,889

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,479,804	1,832,079
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	4,391,487	2,201,676
Investments in listed private securities	42,603	68,115
Less: Allowances	192	188

	5,913,866	4,101,846

C. LOANS:
To government sector (Exhibit 1)	79,588	35,067
To financial sector (Exhibit 1)	1,669,647	1,493,493

Interfinancial – (Call granted)	222,000	162,000
Other financing to local financial institutions	1,195,443	1,127,298
Interest and listed-price differences accrued and pending collection	252,204	204,195
To non financial private sector and residents abroad (Exhibit 1)	32,553,213	27,488,728

Overdraft	6,633,490	5,097,179
Discounted instruments	4,613,774	4,240,993
Real estate mortgage	1,080,961	877,775
Collateral Loans	3,328,779	2,479,398
Consumer	5,661,807	4,772,798
Credit cards	5,974,677	4,729,243
Other	4,898,638	4,921,690
Interest and listed-price differences accrued and pending collection	461,211	443,065
Less: Interest documented together with main obligation	100,124	73,413
Less: Allowances	655,947	523,857

	33,646,501	28,493,431

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	547,581	537,997
Amounts receivable for spot and forward sales to be settled	2,746,724	931
Instruments to be received for spot and forward purchases to be settled	135,881	18
Unlisted corporate bonds (Exhibit 1)	2,426	15,973
Non-deliverable forward transactions balances to be settled	5,071	8,834
Other receivables not covered by debtor classification regulations	—	404
Other receivables covered by debtor classification regulations (Exhibit 1) (Note 7.b)	185,391	140,218
Less: Allowances	4,340	3,450

	3,618,734	700,925

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,554,213	1,108,152
Interest accrued pending collection (Exhibit 1)	21,476	15,316
Less: Allowances	19,448	13,234

	1,556,241	1,110,234

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	138,013	98,506
Other (Note 7.c)	56,389	47,495

	194,402	146,001

G. OTHER RECEIVABLES:
Other (Note 7.d)	1,468,928	1,135,000
Other interest accrued and pending collection	9,081	6,114
Less: Allowances	483,027	306,529

	994,982	834,585

H. PREMISES AND EQUIPMENT:	625,564	619,981

I. OTHER ASSETS:	531,089	34,095

J. INTANGIBLE ASSETS:
Organization and development expenses	117,961	117,331

	117,961	117,331

K. SUSPENSE ITEMS:	9,540	10,811

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e):	450	450

TOTAL ASSETS:	54,978,499	44,784,579

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

LIABILITIES:	09-30-2013	12-31-2012
M. DEPOSITS:
Government sector	2,404,326	2,122,608
Financial sector	16,926	18,787
Non financial private sector and residents abroad	37,139,467	32,023,658

Checking accounts	9,404,995	8,791,731
Savings deposits	10,617,791	9,803,777
Time deposits	16,079,197	12,653,990
Investments accounts	5,422	6,929
Other	825,773	639,281
Interest and listed-price differences accrued payable	206,289	127,950

	39,560,719	34,165,053

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	84,003	51,936

Other	84,003	51,936
Banks and International Institutions	—	262,770
Unsubordinated corporate bonds	806,667	649,993
Amounts payable for spot and forward purchases to be settled	135,882	18
Instruments to be delivered for spot and forward sales to be settled	2,787,948	926
Financing received from Argentine financial institutions	491,641	344,683

Interfinancial (call received)	43,600	20,000
Other financings from local financial institutions	448,005	324,655
Interest accrued payable	36	28
Non-deliverable forward transactions balances to be settled	29,916	928
Other (Note 7.f)	2,223,855	1,939,689
Interest and listed–price differences accrued payable	68,282	34,180

	6,628,194	3,285,123

O. OTHER LIABILITIES:
Fees payable	121	103
Other (Note 7.g)	1,594,683	1,419,077

	1,594,804	1,419,180

P. ALLOWANCES:	715,535	644,962

Q. SUSPENSE ITEMS:	30,337	20,007

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.h):	337	337

TOTAL LIABILITIES:	48,529,926	39,534,662

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	156,324	117,981

STOCKHOLDERS’ EQUITY:	6,292,249	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	54,978,499	44,784,579

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
DEBIT ACCOUNTS
Contingent
– Borrowings (unused balances)	12,705	43,950
– Guaranties received	11,155,683	7,759,627
– Contra contingent debit accounts	1,132,510	896,169

	12,300,898	8,699,746

Control
– Receivables classified as irrecoverable	436,901	371,935
– Other (Note 7.i)	86,690,413	65,927,867
– Contra control debit accounts	1,330,631	1,642,287

	88,457,945	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	3,394,241	3,452,819
– Interest rate SWAP	1,374,197	878,657
– Contra debit derivatives accounts	2,425,796	2,865,678

	7,194,234	7,197,154

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	107,959,659	83,845,574

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	456,082	322,959
– Guaranties provided to the BCRA	149,339	131,094
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	254,868	188,521
– Other guaranties given non covered by debtor classification regulations	162,298	177,080
– Other covered by debtor classification regulations (Exhibit 1)	109,923	76,515
– Contra contingent credit accounts	11,168,388	7,803,577

	12,300,898	8,699,746

Control
– Items to be credited	1,210,489	1,404,173
– Other	120,142	238,114
– Contra control credit accounts	87,127,314	66,299,802

	88,457,945	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	2,425,796	2,865,678
– Contra credit derivatives accounts	4,768,438	4,331,476

	7,194,234	7,197,154

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	107,959,659	83,845,574

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
A. FINANCIAL INCOME
Interest on cash and due from banks	54	—
Interest on loans to the financial sector	225,629	188,604
Interest on overdraft	882,149	500,018
Interest on discounted instruments	537,418	383,976
Interest on real estate mortgage	115,432	87,228
Interest on collateral loans	426,140	284,174
Interest on credit card loans	674,299	447,967
Interest on other loans	1,577,757	1,177,443
Interest from other receivables from financial transactions	29,425	26,909
Interest on financial leases	168,837	117,285
Income from secured loans—Decree 1387/01	6,553	4,419
Net income from government and private securities	322,483	512,330
Net income from options	—	255
Indexation by CER	100,130	94,931
Gold and foreign currency exchange difference	273,949	146,421
Other	255,875	191,259

	5,596,130	4,163,219

B. FINANCIAL EXPENSE
Interest on savings deposits	10,536	8,129
Interest on time deposits	1,606,592	1,100,609
Interest on interfinancial financing (call received)	4,898	1,864
Interest on other financing from financial institutions	69,865	29,125
Interest on other liabilities from financial transactions	106,801	88,997
Other interest	4,877	4,647
Indexation by CER	79	123
Contribution to the deposit guaranty fund	45,783	38,884
Other	355,862	203,215

	2,205,293	1,475,593

GROSS INTERMEDIATION MARGIN – GAIN	3,390,837	2,687,626

C. ALLOWANCES FOR LOAN LOSSES	311,521	156,033

D. SERVICE CHARGE INCOME
Related to lending transactions	1,039,483	673,841
Related to liability transactions	827,347	663,487
Other commissions	89,015	80,621
Other (Note 7.j)	543,704	381,269

	2,499,549	1,799,218

E. SERVICE CHARGE EXPENSE
Commissions	433,450	316,645
Other (Note 7.k)	235,029	152,738

	668,479	469,383

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,643,760	1,272,804
Fees to Bank Directors and Supervisory Committee	2,968	1,926
Other professional fees	44,581	32,371
Advertising and publicity	136,252	104,209
Taxes	244,763	166,441
Fixed assets depreciation	72,887	61,313
Organizational expenses amortization	35,822	28,893
Other operating expenses	409,448	304,671
Other	314,229	221,695

	2,904,710	2,194,323

NET GAIN FROM FINANCIAL TRANSACTIONS	2,005,676	1,667,105

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(38,343)	(25,951)

G. OTHER INCOME
Income from long-term investments	79,791	58,089
Punitive interests	11,017	6,748
Loans recovered and reversals of allowances	71,535	52,653
Other (Note 7.l)	237,465	215,400

	399,808	332,890

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	19	27
Charge for uncollectibility of other receivables and other allowances	290,668	258,922
Amortization of difference arising from judicial resolutions	20,970	12,004
Depreciation and losses from miscellaneous assets	229	300
Other	46,653	45,191

	358,539	316,444

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,008,602	1,657,600

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	848,289	668,855

NET INCOME FOR THE PERIOD	1,160,313	988,745

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	09-30-2012
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	9,048,450 (1)	6,618,270 (1)
Cash and cash equivalents at the end of the period	8,404,135 (1)	6,747,875 (1)

Net (decrease) / increase in cash and cash equivalents	(644,315)	129,605

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(1,331,632)	855,448
- Loans	(176,923)	763,073

to financial sector	(84,645)	(124,886)
to non-financial public sector	(40,059)	16,458
to non-financial private sector and residents abroad	(52,219)	871,501
- Other receivables from financial transactions	7,045	(6,727)
- Receivables from financial leases	(446,007)	(47,278)
- Deposits	3,331,510	518,389

to financial sector	(1,861)	(19,551)
to non-financial public sector	280,454	268,225
to non-financial private sector and residents abroad	3,052,917	269,715
- Other liabilities from financial transactions	376,975	(350,879)

Financing from financial or interfinancial sector (call received)	23,600	(82,550)
Others (except liabilities included in Financing Activities)	353,375	(268,329)
Collections related to service charge income	2,485,776	1,791,263
Payments related to service charge expense	(667,470)	(468,752)
Administrative expenses paid	(2,748,569)	(2,110,289)
Organizational and development expenses paid	(34,562)	(24,920)
Net collections from punitive interest	9,833	5,959
Differences from judicial resolutions paid	(20,970)	(12,004)
Collections of dividends from other companies	33,654	13,259
Other collections related to other income and expenses	331,243	207,163

Net cash flows provided by operating activities	1,149,903	1,133,705

Investment activities
Net payments from premises and equipment	(78,227)	(59,995)
Net payments from other assets	(497,466)	(2,144)
Collections from sales of ownership interests in other companies	—	15,174
Other payments from investment activities	(417,276)	(378,157)

Net cash flows used in investment activities	(992,969)	(425,122)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	156,674	319,700
- Argentine Central Bank	31,841	21,439

Other	31,841	21,439
- Banks and international agencies	(262,770)	(144,108)
- Financing received from local financial institutions	123,350	32,499
Other payments from financing activities	(850,398)	(808,508)

Net cash flows used in financing activities	(801,303)	(578,978)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—

Net (decrease) / increase in cash and cash equivalents	(644,315)	129,605

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2013, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated—line by line—its balance sheets as of September 30, 2013 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2013 and 2012, as per the following detail:

–	As of September 30, 2013:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month periods ended September 30, 2013 and 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2013 and 2012.

–	As of December 31, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2012.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2013 and 2012.

Interests in subsidiaries as of September 30, 2013 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2013	12-31-2012	09-30-2013	12-31-2012	09-30-2013	12-31-2012
BBVA Francés Valores Soc. de Bolsa S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of September 30, 2013 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2013 and 2012, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2013	12-31-2012	09-30-2013	12-31-2012	09-30-2013	12-31-2012	09-30-2013	09-30-2012
BBVA Francés Valores Soc. de Bolsa S.A.	21,980	19,583	4,618	3,780	17,362	15,803	1,559	1,535
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	104,684	106,381	91,090	89,731	13,594	16,650	(3,056)	(606)
PSA Finance Argentina Cía Financiera S.A.	2,587,194	1,924,231	2,288,332	1,704,759	298,862	219,472	79,390	52,779
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	74,730	66,619	6,484	4,914	68,246	61,705	6,541	9,745
Aplica Soluciones Argentinas S.A. (undergoing liquidation proceedings)	—	—	—	—	—	—	—	(551)

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 11,342 and 10,636 as of September 30, 2013 and the end of the previous fiscal year, respectively.

•	The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company furnished the Court with the briefs and depositions of its witnesses.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2013	12-31-2012
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	6,268	7,677
BBVA Francés Valores Sociedad de Bolsa S.A.	522	475
PSA Finance Argentina Cía Financiera S.A.	149,431	109,736
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	103	93

Total	156,324	117,981

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of September 30, 2013 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-2013	12-31-2012	09-30-2012	12-31-2011
a) Cash and due from banks	7,768,277	8,613,997	6,429,756	6,353,428
b) Goverment securities	260,358	102,453	68,119	85,342
c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	375,500	332,000	250,000	179,500

CASH AND CASH EQUIVALENTS	8,404,135	9,048,450	6,747,875	6,618,270

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	09-30-2013	12-31-2012
a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value
Secured Bonds due in 2020	928,000	932,463
Federal Government Bonds in US dollars 7% 2017	159,128	—
Secured Bonds due in 2018	129,486	151,422
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	123,820	731,702
Peso-denominated Discount governed by Argentine Law maturing in 2033	44,370	10,560
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	43,500	—
Par Securities denominated in US Dollars and governed by Argentine Law	35,346	—
Consolidation Bonds—sixth series	11,563	—
Other	4,591	5,932

Total	1,479,804	1,832,079

	09-30-2013	12-31-2012
* Holdings booked at amortized cost
Other	164	164

Total	164	164

* Instruments issued by the BCRA
BCRA Bills (LEBAC)	4,353,203	2,201,676
BCRA Notes (NOBAC)	38,284	—

Total	4,391,487	2,201,676

* Investments in listed private securities
FBA Ahorro Pesos Investment Fund	37,446	55,329
FBA Renta Pesos Investment Fund	3,645	4,583
HF Pesos Plus—Clase I Investment Fund	—	6,751
Other	1,512	1,452

Total	42,603	68,115

- Allowances	(192)	(188)

Total	5,913,866	4,101,846

b) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS—Other receivables covered by debtor classification regulations
Fees receivable	163,574	122,346
Other	21,817	17,872

Total	185,391	140,218

c) INVESTMENTS IN OTHER COMPANIES—Other
In companies-supplementary activities	29,681	27,450
In other companies—unlisted	26,708	20,045

Total	56,389	47,495

	09-30-2013	12-31-2012
d) OTHER RECEIVABLES—Other
Tax prepayments	439,169	272,860
Guarantee deposits	350,427	290,105
Miscellaneous receivables	299,575	211,222
Loans to personnel	189,294	188,260
Prepayments	180,708	163,941
Other	9,755	8,612

Total	1,468,928	1,135,000

e) OTHER SUBSIDIARIES’ ASSETS
Other related to pension fund management business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—Other
Accounts payable for consumption	884,485	757,046
Other withholdings and collections at source	367,816	418,198
Collections and other operations for the account of third parties	348,399	258,616
Money orders payable	285,337	197,243
Fees collected in advance	98,768	47,683
Pending Banelco debit transactions	80,815	105,288
Social security payment orders pending settlement	71,494	7,547
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	51,745	46,520
Loans received from Interamerican Development Bank (IDB)	3,930	8,204
Other	31,066	93,344

Total	2,223,855	1,939,689

g) OTHER LIABILITIES—Other
Accrued taxes	593,526	562,448
Miscellaneous payables	525,870	476,876
Accrued salaries and payroll taxes	352,277	304,845
Amounts collected in advance	121,310	73,173
Other	1,700	1,735

Total	1,594,683	1,419,077

h) OTHER SUBSIDIARIES’ LIABILITIES
Other related pension fund management business	337	337

Total	337	337

	09-30-2013	12-31-2012
i) MEMORANDUM ACCOUNTS—DEBIT—CONTROL—Other
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	57,430,534	41,951,890
Items in safekeeping	24,107,444	20,096,342
Checks not yet credited	2,960,281	2,756,890
Collections items	662,228	495,183
Checks drawn on the Bank pending clearing	630,814	515,628
Cash in custody on behalf of the BCRA	120,463	—
Other	778,649	111,934

Total	86,690,413	65,927,867

	09-30-2013	09-30-2012
j) SERVICE CHARGE INCOME—Other
Commissions for hiring of insurances	246,003	181,750
Commissions for loans and guaranties	97,807	57,274
Rental of safe-deposit boxes	82,266	70,697
Commissions for transportations of values	15,262	12,486
Commissions for escrow	14,608	7,770
Commissions for capital market transactions	10,746	3,553
Commissions for salary payment	6,944	7,144
Commissions for trust management	922	968
Other	69,146	39,627

Total	543,704	381,269

k) SERVICE CHARGE EXPENSE—Other
Turn-over tax	180,271	111,026
Insurance paid on lease transactions	40,387	25,644
Other	14,371	16,068

Total	235,029	152,738

l) OTHER INCOME – Other
Deferred income tax (1)	164,500	122,500
Interest on loans to personnel	21,184	19,657
Income from the Credit Card Guarantee Fund	13,894	11,953
Related parties expenses recovery	3,006	12,911
Rent	1,051	1,009
Gain from the sale of premises and equipment and other assets	206	43,272
Other	33,624	4,098

Total	237,465	215,400

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
COMMERCIAL PORTFOLIO
Normal performance	18,945,932	16,291,376

Preferred collaterals and counter guaranties “A”	755,299	493,035
Other collaterals and counter guaranties “B”	576,856	367,656
Without senior security or counter guaranties	17,613,777	15,430,685
With special follow-up	7,763	9,700

Under to an observation
Without senior security or counter guaranties	7,763	9,700
With high risk of uncollectibility	22,454	13,814

Other collaterals and counter guaranties “B”	—	525
Without senior security or counter guaranties	22,454	13,289
Uncollectible	8,916	3,234

Without senior security or counter guaranties	8,916	3,234

Total	18,985,065	16,318,124

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2013	12-31-2012
CONSUMER AND HOUSING PORTFOLIO
Normal performance	17,477,744	14,220,071

Preferred collaterals and counter guaranties “A”	24,870	17,663
Other collaterals and counter guaranties “B”	3,719,353	2,973,466
Without senior security or counter guaranties	13,733,521	11,228,942
Low risk	188,169	168,524

Preferred collaterals and counter guaranties “A”	—	273
Other collaterals and counter guaranties “B”	56,862	59,976
Without senior security or counter guaranties	131,307	108,275
Medium risk	119,229	97,866

Other collaterals and counter guaranties “B”	16,633	16,776
Without senior security or counter guaranties	102,596	81,090
High risk	83,971	63,049

Other collaterals and counter guaranties “B”	29,945	23,852
Without senior security or counter guaranties	54,026	39,197
Uncollectible	32,508	17,145

Other collaterals and counter guaranties “B”	22,631	8,877
Without senior security or counter guaranties	9,877	8,268
Uncollectible, classified as such under regulatory requirements	141	163

Other collaterals and counter guaranties “B”	41	50
Without senior security or counter guaranties	100	113

Total	17,901,762	14,566,818

General Total (1)	36,886,827	30,884,942

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE NINE-MONTH PERIOD

ENDED ON SEPTEMBER 30, 2013

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés has been an integral part of Grupo BBVA for seventeen years now, a global financial group with a customer-centric business model that actively endeavors to offer a broad range of products and services.

The Bank has continued to build on its strong strategy consisting in being always there for its customers: it is because of this attitude that BBVA Francés has been showing good growth levels in the first nine months of 2013. To attain such growth, BBVA Francés has a wide network of branches throughout the country that specializes in serving the Bank’s retail customers, small and medium enterprises, corporate and institutional clients. And to supplement its distribution network, the Bank has 12 on-site banks, 2 points of sales, 654 ATMs and 726 Inquiry Display Terminal. This network serves more than 1,780,000 retail customers, 18, 229 companies and 824 large corporations.

In terms of activity, the Bank’s portfolio of loans to the private sector totaled 33,566,913 as of September 30, 2013, which points to an 18% growth rate in the first nine months of the year and a 6.5% growth rate in the quarter. The Bank’s market share has thus been 6.49%.

In the retail segment, the commercial efforts of BBVA Francés build on its main strategic alliances: with Lan Pass, the Bank offers Lan Pass kilometers in exchange for special products, in addition to the traditional exchange of consumption for airfare, plus other benefits and payments in installments with zero interest. In addition, the “River” and “Xeneize” cards, associated to the sponsorship of Argentina’s two largest soccer clubs, enjoy all the benefits of the Bank’s credit cards and some other exclusive benefits such as the possibility of buying subscriptions in installments and discount on both clubs’ museums, raffles of tickets to see the teams’ training sessions, stand seats for local matches plus the possibility of having a picture taken together with the soccer team.

As a part of the Bank’s continuous efforts to focus on high earners, a process has started to install “BBVA Francés VIP Spaces” in order to provide exclusive space with the privacy and personalized service that VIP customers require, maximizing interaction between clients and their VIP Executive. In addition, the Bank now offers further training to continue to improve service quality and has expanded its loyalty scheme organizing an increasing variety of top-notch events such as the Gourmet Route that has been taking the most renowned chefs to different locations in the provinces.

In August, the Bank launched its new “Simple Loan” advertising campaign that seeks to drive sales of consumer loans in the second half of the year.

With all these actions, the Bank’s retail banking segment grew by 23.1% from January to September 2013. Pledge loans, credit cards and consumer loans were the main drivers of such growth rate.

The Bank’s portfolio of pledge loans rose by 34.3% in the first nine months of the year, whilst credit cards and consumer loans grew by 26.3% and 18.6% in the same period, respectively.

The Bank’s Enterprise and Corporate Banking segments focused on the incorporation of new electronic banking functionalities in order for BBVA Francés’ electronic banking to become the most transactional in the market and to allow customers to conduct the largest part of their operations via electronic banking. This is how the plan of improvements continued to move forward in connection with: the service to pay suppliers, the endeavors to shorten the terms to deliver checks to the branches and to improve customer service quality. It is thanks to these developments that the service is gaining ground as a highly competitive product that supports all the payment alternatives in the market and provides a major level of information both to customers through Francés net cash and to suppliers through Proveedores Online. In addition, and in yet another demonstration of the Bank’s interest in the agribusiness segment, BBVA Francés was present at the largest industry show in the country, Expoagro, through a team of professionals and industry specialists who provided advice on the Bank’s exclusive products and services.

The Bank also opened a new customer service center for enterprises in Buenos Aires’ downtown financial district in order to optimize the assistance provided to clients in the Enterprise and Corporate Banking segments. This center will be mainly devoted to channeling collection transactions.

The portfolios of the Corporate and Enterprises Banking segments grew by 14.7% compared to their balances as of the end of fiscal 2012. During 2012 and 2013, the Communications “A” 5319, “A” 5380 and “A” 5449 of the Argentine Central Bank (B.C.R.A.) laid down that financial institutions must appropriate a percentage of their deposits to the financing of investment projects. BBVA Francés has successfully satisfied the two first tranches whilst the third is still in process.

Thanks to prudent risk management, BBVA Francés has continued to maintain outstanding portfolio quality indicators despite a deterioration in the loans that have exhibited irregular performance. The portfolio quality ratio (Non performing loans/Total loans) was 0.72%, with a coverage level (Total loan losses allowance/Non performing loans) that was 254% as of September 30, 2013. The rise in the ratio of arrears is due to the increase in the normal performance portfolio.

As concerns exposure to the public sector, as of September 30, 2013, the portfolio of Government securities, net of repurchase agreements, totaled 1,290,537 and represented 2.35% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 2,039,764 as of that date: since they are short-term, they are used in order to allocate liquidity. This exposure has shrunk during the year as a result of portfolio sales, Government securities depreciation, partly offsetted by the acquisition of bonds denominated in foreign currency.

As regards total clients’ resources, they totaled 39,560,719, indicative of 15.8% growth in the last nine months, a period in which term deposits grew by 27% whilst sight deposits grew by 7.7%. The market share in private deposits reached 7.37% as of September 30, 2013 whilst total deposits in the quarter grew by 7.3% with term deposits increasing by 11% and transactional balances remaining at similar levels.

Besides, on July 31, 2013, the Bank issued the fourth series of Corporate Bonds (Obligaciones Negociables) covered by its current program (US$ 750,000 million) for a total of 250,000 with a demand that highly exceeded the amount issued.

Besides, in the last nine months, non-subordinated corporate bonds were also issued by PSA Finance Argentina Compañía Financiera S.A., with maturity dates of the different series falling in the months of July and August 2013. As of September 30, 2013 the principal balance (plus accrued interest) amounts to 574,011. The proceeds from all of the series were used to grant loans for the acquisition of cars.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of September 30, 2013, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 34.6% of the Bank’s deposits.

As of September 30, 2013, BBVA Francés reached out a net result of 1,160,313.

Financial income - net totaled 3,390,837 as of September 30, 2013, which points to 26.2% growth compared to the same period of the prior year and mainly due to intermediation with the private sector which maintained sustained growth during the year due both to the increase in business volumes and good price management. In the quarter, growth was 37.5%. It is important to mention that in the prior quarter the Bank had recorded a loss caused by changes in the valuations of Government securities whilst income was recorded in the quarter herein analyzed for that same item.

Income from services – net totaled 1,831,070, mainly driven by credit card consumptions and increases in activities recorded in deposit accounts whilst expenses reflect an increase in the fees paid associated to promotions with debit and credit cards.

Administrative expenses, again, recorded a balance of 2,904,710 at the end of September 2013, growing by 32.4% compared to the same period of the prior year. The increase in personnel expenses is due mainly to the salary raises agreed with the working union as well as with an increase in payroll, whilst overhead expenses reflect the impact of the increase in the level of activity and the adjustment in general prices.

It is important to highlight that BBVA Francés maintains its objective consisting in reinforcing its expense containment policy.

Outlook

For the rest of the year, BBVA Francés will continue to strengthen its customer-centric management model strengthening on its relationship to customers and getting even closer to those who are still not customers.

To attain these objectives, the Bank will continue to propel the development of productive segments, such as Small and Medium Enterprises and pledge loans, with major growth potential which continue to exhibit healthy dynamics. In November the Bank will be launching the Premium Segment to distinguish an exclusive segment in its VIP banking operations offering a service model and benefits that are unprecedented in the Argentine market.

Moreover, in line with its strategy of being at the forefront of innovation and technology in transactional mobile banking, BBVA Francés is implementing its “Mobile BBVA Francés” for BlackBerry, iPhone and Android devices to operate with the bank with ease, fastness and safety through smartphones wherever and whenever the client needs. With this new technological development, customers will be able to conduct the following operations:

•	Enquiries: customers will be able to view their consolidated position, products (accounts, cards, term deposits, escrow accounts, loans) and movements (in both their Bank accounts and cards).

•	Transfers.

•	Password management.

•	Location of ATMs and branches (only available for iPhone and Android).

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2013	09-30-2012	09-30-2011	09-30-2010	09-30-2009
Total Assets	54,978,499	41,584,172	36,467,322	34,121,464	25,891,670
Total Liabilities	48,529,926	36,617,481	33,017,956	30,594,284	23,020,487
Minority Interest in subsidiaries	156,324	109,689	79,491	232,053	246,351
Stockholders’ Equity	6,292,249	4,857,002	3,369,875	3,295,127	2,624,832
Total Liabilities + Minority Interest + Stockholders’ Equity	54,978,499	41,584,172	36,467,322	34,121,464	25,891,670

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2013	09-30-2012	09-30-2011	09-30-2010	09-30-2009
Financial income	3,390,837	2,687,626	1,488,936	2,135,261	1,832,329
Allowances for loan losses	(311,521)	(156,033)	(92,466)	(115,066)	(215,301)
Income from services	1,831,070	1,329,835	1,035,882	788,548	678,855
Administrative expenses	(2,904,710)	(2,194,323)	(1,677,861)	(1,504,938)	(1,173,961)

Net gain from financial transactions	2,005,676	1,667,105	754,491	1,303,805	1,121,922
Miscellaneous income and expenses—net	41,269	16,446	134,567	(278,643)	(398,870)
Results of minority interest in subsidiaries	(38,343)	(25,951)	(5,842)	(18,873)	(13,477)
Income tax	(848,289)	(668,855)	(376,021)	(205,982)	(252,362)

Net income for the period	1,160,313	988,745	507,195	800,307	457,213

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2013	09-30-2012	09-30-2011	09-30-2010	09-30-2009
Net cash flow provided by operating activities	1,149,903	1,133,705	5,570,077	1,522,591	2,209,342
Net cash flow used in investment activities	(992,969)	(425,122)	(299,713)	(242,181)	(296,793)
Net cash flow used in financing activities	(801,303)	(578,978)	(3,803,518)	(268,193)	(233,336)
Financial results and results from holdings of cash and cash equivalents (including interest)	54	—	2	13	20

Total cash (used) /provided during the period	(644,315)	129,605	1,466,848	1,012,230	1,679,233

STATISTICAL DETAILS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	09-30-2013/12	09-30-2012/11	09-30-2011/10	09-30-2010/09	09-30-2009/08
Total Loans	31.24%	22.61%	40.84%	28.56%	(8.49%)
Total Deposits	27.34%	9.28%	31.29%	20.12%	15.20%
Net Income	17.35%	94.94%	(36.62%)	75.04%	49.55%
Stockholders’ Equity	29.55%	44.13%	2.27%	25.54%	20.39%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	09-30-2013	09-30-2012	09-30-2011	09-30-2010	09-30-2009
Solvency (1)	12.92%	13.22%	10.18%	10.69%	11.28%
Liquidity (2)	34.59%	37.45%	42.53%	63.51%	65.27%
Tied-up capital (3)	2.32%	1.71%	1.83%	1.81%	2.16%
Indebtedness (4)	7.74	7.56	9.82	9.36	8.86

(1)	Total Shareholders’ equity/Liabilities (including minority interests)
(2)	Sum of Cash and cash equivalents and Government and Private securities/Deposits
(3)	Sum of Property, plant and equipment, miscellaneous assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests)/Shareholders’ equity

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2013 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2013 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2012 and for the nine-month period ended September 30, 2012.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of September 30, 2013, on the results of its operations, the changes in its stockholders´equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)	the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors´ Report on the financial statements for the year ended December 31, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 7, 2013 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors´ Limited Review Report on the interim financial statements for the nine-month period ended September 30, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on November 9, 2012, including an observation originated in certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 7, 2013.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 18, 2013	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer